/ Slide 1 Cheuvreux Pan-European Management New York Conference Craig DeYoung - VP Investor Relations and Corporate Communications New York, New York November 11, 2009

/ Slide 2 Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3 Agenda Business summary ASML business update ASML's Technology Outlook and summary

/ Slide 4 Business Summary

/ Slide 5 Q3 Results Net sales of € 555 million, 24 systems shipped valued at € 459 million, service revenue at € 96 million Average selling price for new systems shipped is € 23.4 million Gross Margin of 34.4% Shipped 13 immersion systems including 2 used Booked net 35 systems, valued at € 777 million Backlog increased to € 1,353 million, 54 systems including 37 immersion tools

/ Slide 6 2003 2004 2005 2006 2007 2008 2009 Q1 318 453 685 629 949 919 184 Q2 329 616 763 942 930 844 277 Q3 370 611 533 958 934 697 555 Q4 526 785 548 1053 955 494 Total Net Sales M€ 1,543 2,465 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954

/ Slide 7 0 200000 400000 600000 800000 1000000 1200000 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2002 2003 2004 2005 2006 2007 2008 2009 Revenue (K Euro) service sales system sales Historical Revenue Trend Economic Crisis Drives Sales lower than typical cycle Technology Transitions Fuels Recovery

/ Slide 8 Key Financial Trends 2008 - 2009 Consolidated statement of operations M€ Numbers have been rounded for readers' convenience.

/ Slide 9 Backlog: Value and Litho Units Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 08 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1353 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 Backlog units 248 nm 193 nm 365 nm >365 nm East 52 33 15 West North ArF dry KrF I-line 2004 Q1 ASP € 8.3M immersion KrF 1-line ArF dry 89 7 4 KrF ArF wet ArF dry 2009 Q3 ASP €25.1M I-line KrF ArF dry ArF wet East 2 28 46 24 West North I-line ArF dry KrF ArF wet 2006 Q4 ASP €15.5M

/ Slide 10 Immersion Drives Higher ASP Technology Transition requires increased number of Immersion units Immersion drives ASPs over 30M Euro End Q3 Backlog contains 37 Immersion tools

/ Slide 11 Taiwan Europe Singapore Korea USA Japan China 19 8 4 33 16 17 memory IDM Foundry 60 23 17 0 0 0 immersion KrF 1-line ArF dry 89 7 4 Backlog Lithography in Value per September 27, 2009 Total value M€ 1,353 Technology ArF immersion 89% KrF 7% ArF dry 4% Region USA 16% Taiwan 23% Korea 33% Europe 7% Japan 17% End-use Memory 60% IDM 23% Foundry 17% Numbers have been rounded for readers' convenience Singapore 4%

/ Slide 12 ASML Business Update

/ Slide 13 Technology Conversions Continue - minimal wafer capacity added Sales doubled from Q2 due to demand for advanced technology from: DRAM customers introducing new memory devices Foundry ramping 40nm products Memory customers buy new immersion tools to support manufacturing of the next node (5x and 4x nm) enabling bit growth without adding wafer capacity Foundry technology transition (4x nm) results in additional wafer manufacturing capacity at leading edge

/ Slide 14 Q3 Bookings Activity by Sector Q3 bookings are predominantly from DRAM and Foundry sectors in support of process shrinks NAND order activity negligible foundry idm memory 24 14 62 foundry idm memory 14 7 14 Bookings in value Bookings in units IDM 14% Foundry 24% Memory 62% IDM 20% Foundry 40% Memory 40%

/ Slide 15 Cash Position Remains Solid Q3 cash & cash equivalents at € 1.018 billion remain above our target of € 1 billion even as we invest in working capital to prepare for sales growth as a result of: Stringent cost control Products sold out of inventory Net cash used in operations in Q3 is € 65 million as increasing sales level results in higher account receivables Q4 cash balance is expected at level similar to end Q3 2009

/ Slide 16 ASML's Technology

/ Slide 17 Resolution, "Shrink" (nm) 100 80 60 40 30 20 50 200 DRAM (working memory in PC's) '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 Year of production start* *Process development 1.5 ~ 2 years in advance. '15 Logic (microprocessors, the "brains" of PC's) NAND Flash (special memory, used in, for example mp3 players) Chip Makers Want Shrink to Continue based on the average of multiple customers' input EUV 193 nm 248 nm Technology transitions 13.5nm

/ Slide 18 For double patterning 30 nm and smaller Productivity more than 175 wafers per hour Overlay less than 3 nm First TWINSCAN NXT:1950i Shipped in Q3 as Planned

/ Slide 19 EUV - Challenges Abound Machine design changes Mirror optics and wafers in vacuum Moving stages in vacuum Completely new type of light source

/ Slide 20 EUV Schematic System Overview Proven Technology XT systems New Technology Lens Reticle Reticle Wafer stage Wafer Source Reticle

/ Slide 21 How do you exchange wafer in and out of vacuum? New Technologies, New Things to Think About How do you hold a wafer on a vacuum wafertable.... in a vacuum? How do you reduce your reticle image with a new lens system? How do you remove heat from a vacuum system? How do you prevent particle contamination on a reticle without using a pellicle?

/ Slide 22 EUV Lithography: Getting the Light Through 0.3nm scattering Mirror Mirror Mirror Flatness: 1mm over 1000 km Only 68% of the light will reflect from every mirror (maximum = 72%) 30cm

/ Slide 23 EUV Lithography: Positioning of the Light Design examples Overlay tolerance mirror: 0,1 nm Focus tolerance mirror: 25 nm Mirror positioning 0,03 nm 385000 km EUV mirror system

/ Slide 24 EUV Summary 2 Alpha tools in field since 2007 All major issues well understood as work progresses 5 Pilot Production tools to ship starting H2 2010 Imaging roadmap to <11nm

/ Slide 25 Outlook and Summary

/ Slide 26 Q4 2009 Outlook Net sales expected around € 550 million (about 37% GM) OPEX € 152 million for the quarter Q4 2009 orders expected to be at least of similar value as Q3 2009

/ Slide 27 Summary Customer factory utilizations at leading edge are high with limited excess inventory build and little wafer capacity additions taking place Bookings in Q3 reflecting accelerated technology investments in DRAM and Foundry after 9 months of very low capital spending Q4 order intake is expected at least of similar value as Q3 2009 H2 2009 bookings are for deliveries in H1 2010 and will translate into significant sales growth versus current levels. R&D investment to remain high at Euros115M/qtr enabling continued/timely product develop against customers aggressive shrink roadmaps We expect our cash balance in Q4 2009 to be at a similar level as per end Q3, even as we prepare to ramp NXT shipments in H1 2010 and to build EUV systems planned for delivery in H2 2010

/ Slide 28